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Manager Clinical Programs at Aureus a Meijer Specialty Pharmacy

Greater New York City Area

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Aureus a Meijer Specialty Pharmacy

Saint John's University

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To apply innovations in technology to improve the quality of pharmacy services. To provide clinical services to optimize clinical outcomes for patients serviced.

Experience

Aureus a Meijer Specialty Pharmacy

5 yrs 10 mos

Manager Clinical Programs

Feb 2014 – Present · 4 yrs 9 mos

Greater New York City Area

- Author and architect of Aureus Health Services patient management program and policy, including all clinical pathways, data collection and interventions
- Primary lead for URAC and ACHC accreditation's drug therapy and disease management across all sites
- Partnered with Trio Health as a lead contributor to publish Hepatitis C outcomes using "Real-World" data on over 2000 patients
- Implemented and configured pharmaceutical manufacturers programs and data agreements on over 10 products... See more

Clinical Informatics Pharmacist

Jan 2013 – Feb 2014 · 1 yr 2 mos

Greater New York City Area

- Designed Optimal Outcomes, a web based CMS Medicare Part D compliant MTM platform completing over 10,000 comprehensive medication reviews (CMR) and over 40,000 targeted medication reviews (TMR) annually
- Served as super user for ScriptMed implementation across all sites... See more

Town Total Health Pharmacy

Medication Therapy Management Pharmacist

Town Total Health Pharmacy

Jun 2011 – Jan 2013 · 1 yr 8 mos

Melville, NY

- Worked with multiple MTM platforms including Mirixa and Outcomes
- Managed a team of 3 pharmacists and 20 student pharmacists to complete over 3000 MTM cases
- Audited comprehensive medication reviews (CMR) for quality and consistency... See more

Town Total Health

Pharmacy Intern

Town Total Health

Jun 2010 – May 2011 · 1 yr
- Conducted Medication Therapy Management (MTM) sessions for eligible Medicare part D patients including an annual Comprehensive Medication Review (CMR) to ensure appropriate utilization of medications
- Created Medication Action Plans (MAP) to evaluated drug-drug, drug-disease sta... See more



Pharmacy Intern

Mount Sinai Medical Center
Jun 2008 – May 2011 · 3 yrs
New York, NY
Trained and worked in the satellite pharmacy specializing in the Medical ICU, Cardiac ICU, Surgical ICU, Pediatric ICU and Catheterization lab.

Duties included:... See more



Pharmacy Technician

8th Avenue Pharmacy
Jun 2005 – Jun 2008 · 3 yrs 1 mo
5504 8th Ave Brooklyn, NY 11220
- Entered customer and prescription information, prepared and filled prescriptions orders
- Arranged an upgrade of the computer system and software
- Organize and checked inventory, records and documentation

Education



Saint John's University

Doctor of Pharmacy, Pharmacy
2005 – 2011
Activities and Societies: Lambda Phi Epsilon National Fraternity Inc. IFC (Inter-Fraternal Council) New York State Council of Health-system Pharmacists (NYSCHP)
American Pharmacists Association (APhA-ASP)

HONORS & AWARDS

Pioneer Award - St. John's University
- Presented to one student every year who has been instrumental in the creation, revival or rehabilitation of a student organization and/or major event

Outstanding Greek Organization – St. John's University Greek Life
- Presented to an Outstanding Greek Organization for community service and campus involvement

Certificate of Outstanding Asian Leader – Asian Student Life
- In recognition of the services you provided to strengthen and build the Asian community at St. John's University

Outstanding Inter-Fraternal Contributions – Order of Omega
- Recognizing fraternity men and women who have attained a high standard of leadership in inter-fraternity activities



Stuyvesant High School

2001 – 2005



